November 13, 2024
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 374 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 JLens 500 Jewish Advocacy U.S. ETF
Dear Ms. Rossotto:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the JLens 500 Jewish Advocacy U.S. ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment.
Capitalized terms not otherwise defined have the same meaning as in the Amendment. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.
1.Comment: Please review the conditions of Trust’s manager of managers order and revise the Fund’s name to comply with the order.
Response: The Trust notes that the Staff provided this comment with respect to Post-Effective Amendment No. 363. Please refer to the Trust’s correspondence dated October 10, 2024 (Accession No. 0001592900-24-002031 and October 15, 2024 (Accession No. 0001592900-24-002037).
2.Comment: Please complete the Fund’s fee table and example and provide a copy to the Staff for review five days prior to the Amendment’s effective date. Please update the footnote in the Fund’s fee table to explain how the Other Expenses are covered and indicate who is paying those expenses.
Response: Please see Appendix A for the Fund’s completed Fees and Expenses table and Expense Example. The Trust is unaware of a requirement in Form N-1A to explain how Other Expenses are covered and who is paying such expenses. The Trust believes that such disclosure is not in line with industry practice and notes that a description of the Fund’s fee arrangement can be found in the “Fund Management” section of the Prospectus and the “Investment Management and Other Services—Investment Advisory Agreement” subsection of the SAI.
3.Comment: The Staff does not believe the Fund is appropriately characterized as an index fund based on the level of subjectivity associated with the Index’s construction and the proposed activities of the Sub-Adviser. Examples of such activities include excluding companies from the Starting Universe if that company receives more than 5% of its revenue from a business activity considered Treif (as that is JLens’ opinion) and placing a company on JLens’ Watchlist. Please revise the disclosure to reflect an active strategy managed by the Sub-Adviser based on its value pillars. Alternatively, supplementally explain what the Fund believes investors and others commonly expect from a fund characterized as an index fund and how the Fund fits within that description.
Response: The Fund is appropriately characterized as an index fund because its investment objective is to track the total return performance, before fees and expenses, of the JLens 500 Jewish Advocacy U.S. Index (the “Index”). The Index is reconstituted and rebalanced quarterly on predetermined dates. No attempt is made to outperform the Index or the VettaFi US Equity Large-Cap 500 Index. The Trust believes investors commonly expect these characteristics from an index fund rather than an actively managed fund, and such characteristics are the hallmarks of an index fund.
The Trust notes the Index’s company weighting is limited to an underweight or overweight of three basis points. In other words, the weighting is designed to symbolically demonstrate whether a company is aligned with JLens’ Jewish values. Second, the aggregate market capitalization of the companies on the ‘Do

Not Invest List’ is targeted to not exceed 10% of the VettaFi US Equity Large-Cap 500 Index and the number of companies on the ‘Do Not Invest List’ is targeted to not exceed ten companies. As of November 1, 2024, there are three companies identified as Treif, and there is one company on the Do Not Invest List.
4.Comment: In the Principal Investment Strategies section, define “total return performance.”
Response: The Trust has revised the disclosure as follows: “The Fund uses a “passive management” (or indexing) approach to seek to track the total return ~~performance~~, before fees and expenses, of the JLens 500 Jewish Advocacy U.S. Index (the “Index”).”
5.Comment: Please provide a copy of the Index’s white paper or methodology. Supplementally provide the top 10 holdings of the Index and explain why each holding meets the Index’s criteria.
Response: A copy of the Index methodology was provided to the Staff under separate cover on November 13, 2024. As of November 5, 2024, the top 10 Index constituents are as follows: Apple Inc., NVIDIA Corp, Microsoft Corp., Alphabet Inc., Amazon.com, Inc., Meta Platforms Inc, Berkshire Hathaway Inc., Broadcom Inc, Eli Lilly & Co., and Tesla Inc (the “Top 10 Constituents”). The Top 10 Constituents meet the Index’s criteria because i) each company is included in the VettaFi US Equity Large-Cap 500 Index; ii) each company does not receive more than 5% of its revenue from a business activity considered Treif; and iii) each holding is not on JLens’ Do Not Invest List.
6.Comment: In the first paragraph under “JLens 500 Jewish Advocacy U.S. Index,” explain how the index provider determines Jewish values.
Response: The Trust notes that the first paragraph under “JLens 500 Jewish Advocacy U.S. Index” uses the defined term “JLens' Jewish Value Pillars” to convey that these are the values used specifically by JLens in its evaluation process, rather than purporting to represent all Jewish values.
The Trust has revised the disclosure to clarify how JLens determines these values:
The Index is designed to provide exposure to large cap U.S. equity securities included in the VettaFi US Equity Large-Cap 500 Index while maintaining alignment with JLens’ Jewish value pillars. JLens utilizes pillars from Judaism’s framework of “mitzvot” (obligations) to evaluate companies, which provides the foundation for JLens’ selection of its value pillars: Combat Antisemitism & Hate (Rodef Shalom), Support for Israel (Yishuv Eretz Yisrael), and Repair the World (Tikkun Olam), along with the associated sub-categories under Tikkun Olam (collectively, “JLens’ Jewish Value Pillars”). The Tikkun Olam value pillar consists of ~~several categories~~: Obligation to Society (Dei Machsoro), Obligation to the Worker (Lo Ta’ashok), Obligation to the Environment (Bal Tashchit), and Obligation to Ethical Business (Nosei Ve’notein Be’emunah).
7.Comment: Regarding companies that are considered Treif, will the list change over time? If so, disclose that. Please disclose a definitive basis on which issuers are excluded.
Response: The Trust notes that the list of companies considered Treif may change over time depending on whether a company’s share of revenue from a Treif activity is above or below the threshold of 5% of the company’s revenue. JLens relies on third-party data to assist in the determination of whether a company receives more than 5% of its revenue from a business activity considered Treif.
The Trust has added the following disclosure: “As of November 1, 2024, there are three companies considered Treif, and therefore are excluded from the Index. The list of companies considered Treif may change over time.”

8.Comment: Regarding the scoring of companies, supplementally provide more information about what news articles and public statements are used. Is there a level (e.g., CEO-level) or timing component used to consider relevance? How does the index provider determine that the data relied upon is accurate and complete? Depending on your response, please consider updating Item 9 and/or the SAI.
Response:
JLens’ primary sources for scoring companies are third-party data providers and the company’s public disclosures. JLens uses news articles and public statements as secondary sources.
JLens primarily considers news articles published in the last three years unless older data is specifically relevant, and JLens considers any spokesperson who makes a statement on behalf of the company as a valid source. JLens may also use information provided by the Company during a shareholder engagement meeting.
The Trust has added the following to “Additional Information About the Index”:
To score companies, JLens gathers data from a variety of sources. Primary sources include raw data sourced from third-party data providers, corporate sustainability reports, annual reports and proxy statements and other SEC filings, and publicly available filings from legal proceedings.
Secondary sources include news articles, typically published in the last three years, public statements from a company’s spokesperson, webinars, reports prepared by investor coalition groups, and engagement with companies’ corporate social responsibility representatives.
9.Comment: Regarding the scoring within each pillar, are the metrics considered equally weighted? If yes, disclose that.
Response: The Trust notes that JLens’ metrics are not equally weighted; rather they are assigned weightings based on the importance JLens ties to a specific metric.
10.Comment: Regarding the metrics used in scoring the “Obligation to Society” pillar, does the Index consider company size or industry? How does it assess a company’s engagement?
Response: JLens does not consider the company’s size or industry when scoring the “Obligation to Society” pillar. JLens assesses a company’s engagement in community investment and philanthropic activity by using third-party data, which identifies whether a company is engaged in these activities and where the target beneficiaries are external to the business.
11.Comment: Regarding the metrics used in scoring the “Obligation to the Worker” pillar, disclose what adjusted and unadjusted pay gap means.
Response: The Fund has revised the disclosure as follows:
“Does the company disclose its adjusted pay gap (i.e., the ratio of compensation of women to men employees, adjusted for employees’ education and experience) and/or unadjusted pay gap (i.e., the ratio of compensation of women to men employees, not adjusted for such factors) for female employees compared to male employees?”
12.Comment: Is there a maximum that the Fund can deviate from the Index? If so, disclose that.
Response: There is no maximum amount in which the Fund can deviate from the Index.
13.Comment: Review the “egregious act” disclosure and elaborate with examples as appropriate. Also, define “communal interests.”
Response: The Fund believes that the second paragraph of “Egregious Act” bullet point contains adequate examples and respectfully declines to add additional examples. With respect to “communal interests,” the Fund has revised the disclosure as follows:

“Egregious acts include a company’s acts or conduct that is antisemitic, anti-Israel, or otherwise antithetical to the interests of the broader Jewish community ~~communal interests~~...”
14.Comment: Supplementally explain how the Fund knows about changes in the Index and confirm that other market participants are in a similar position.
Response: The Fund receives information about changes in the Index from the Index’s calculation agent. The Fund will receive communications from the calculation agent at the same time as other index licensees.
15.Comment: In the “Jewish Values Investing Risk,” please clarify that the Index does not consider a company for inclusion based on performance or capital appreciation.
Response: The Fund has revised the risk disclosure as follows:
“The Index considers JLens’ Jewish Value Pillars in its index methodology and may exclude otherwise profitable investments in companies which have been identified as being in conflict with JLens’ Jewish Value Pillars. The Index does not select constituents for inclusion in the Index on the basis of future anticipated performance or capital appreciation, similar to traditional market capitalization-weighted indexes.”
16.Comment: Please disclose the Fund’s investments in real estate and REITs in the Principal Investment Strategies Section or revise the Principal Investment Risks section.
Response: The Trust has deleted the Real Estate Investment Risk and Real Estate Investment Trust (REITs) Risk.
17.Comment: Please include the month and year in which the portfolio managers began managing the Fund.
Response: The Trust respectfully declines to make the requested change because the month and year in which the portfolio managers will begin managing the Fund will not be known until the Fund has commenced operations, which will be after the effective date of the Amendment. In the future, the Trust will update the above-referenced disclosure with the applicable month and year.
If you have any questions regarding the above responses, please do not hesitate to contact me at (267) 393-5233 or alyssa@etfarchitect.com.
Sincerely,
/s/ Alyssa Bernard
Alyssa Bernard
Secretary, EA Series Trust

Appendix A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.18%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.18%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$18	$58